UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 1)*

Markwest Hydrocarbon, Inc.

(Name of Issuer)

Common Stock, par value $0.01 per share

(Title of Class of Securities)

570762104

(CUSIP Number)

December 31, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 570762104

1.	Names of Reporting Persons John Fox

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 111,092 shares

6.

Shared Voting Power
5,267,727 shares, of which 224,638 share are held jointly by Mr. Fox and his spouse, 4,842,387 shares are directly owned by MWHC  Holding, Inc. (“MWHC Holding”), 118,000 shares are directly owned by the Fox Family Foundation, 81,250 shares are directly owned by the Brian T. Crabtree Trust (“Crabtree Trust”) and 1,452 shares are directly owned by Bode Blanco, L.L.C. (“Bode Blanco”).  Mr. Fox is a director and executive officer of MWHC Holding, the president of the Fox Family Foundation, the trustee of the Crabtree Trust and a member of Bode Blanco.  Mr. Fox may be deemed to have shared power to vote all of these shares.  Mr. Fox disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.  The MaggieGeorge Foundation for which certain family members of Mr. Fox are directors, holds 121,035 shares in the aggregate which are not included in the shares for which Mr. Fox shares voting power.  Mr. Fox disclaims beneficial ownership of the shares held in the MaggieGeorge Foundation.

	7.	Sole Dispositive Power 111,092 shares

8.

Shared Dispositive Power
5,267,727 shares, of which 224,638 share are held jointly by Mr. Fox and his spouse, 4,842,387 shares are directly owned by MWHC  Holding, 118,000 shares are directly owned by the Fox Family Foundation, 81,250 shares are directly owned by the Crabtree Trust and 1,452 shares are directly owned by Bode Blanco.  Mr. Fox is a director and executive officer of MWHC Holding, the president of the Fox Family Foundation, the trustee of the Crabtree Trust and a member of Bode Blanco.  Mr. Fox may be deemed to have shared dispositive power with respect to these shares.  Mr. Fox disclaims beneficial ownership of shares reported herein, except to the extent of any pecuniary interest therein.  The MaggieGeorge Foundation for which certain family members of Mr. Fox are directors, holds 121,035 shares in the aggregate which are not included in the shares for which Mr. Fox shares dispositive power.  Mr. Fox disclaims beneficial ownership of the shares held in the MaggieGeorge Foundation.

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 5,378,819 shares

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 44.8%

12.	Type of Reporting Person (See Instructions) IN, HC

CUSIP No. 570762104

1.	Names of Reporting Persons MWHC Holding, Inc.

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Citizenship or Place of Organization Colorado

Number of Shares Beneficially Owned by Each Reporting Person With	5.	Sole Voting Power 4,842,387

	6.	Shared Voting Power 0

	7.	Sole Dispositive Power 4,842,387

	8.	Shared Dispositive Power 0

9.	Aggregate Amount Beneficially Owned by Each Reporting Person 4,842,387

10.	Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

11.	Percent of Class Represented by Amount in Row (9) 40.3%

12.	Type of Reporting Person (See Instructions) CO

Item 1.
	(a)	Name of Issuer Markwest Hydrocarbon, Inc.
	(b)	Address of Issuer’s Principal Executive Offices 1515 Arapahoe Street, Tower 2, Suite 700 Denver, Colorado 80202

Item 2.
	(a)	Name of Person Filing (1) John Fox (2) MWHC Holding, Inc.
(b)

Address of Principal Business Office or, if none, Residence
(1) c/o 155 Inverness Drive West, Suite 330, Englewood, Colorado 80112

(2) c/o 155 Inverness Drive West, Suite 330, Englewood, Colorado 80112

	(c)	Citizenship Each filing person’s citizenship or place of organization is set forth on the cover page and incorporated by reference herein.
	(d)	Title of Class of Securities Common Stock, par value $0.01 per share.
	(e)	CUSIP Number 570762104

Item 3.	If this statement is filed pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), check whether the person filing is a:
	(a)	☐	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78o).
	(b)	☐	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).
	(c)	☐	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).
	(d)	☐	Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).
	(e)	☐	An investment adviser in accordance with §240.13d-1(b)(1)(ii)(E);
	(f)	☐	An employee benefit plan or endowment fund in accordance with §240.13d-1(b)(1)(ii)(F);
	(g)	☐	A parent holding company or control person in accordance with §240.13d-1(b)(1)(ii)(G);
	(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);
	(i)	☐	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);
	(j)	☐	Group, in accordance with §240.13d-1(b)(1)(ii)(J).

Item 4.	Ownership
See rows 5 through 11 of the cover pages, which information is incorporated herein by reference.

Item 5.	Ownership of Five Percent or Less of a Class

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following   ☐.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person
Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person
Not applicable.

Item 8.	Identification and Classification of Members of the Group
Not applicable.

Item 9.	Notice of Dissolution of Group
Not applicable.

Item 10.	Certification
Not applicable.

[SIGNATURE]

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2008

/s/ John Fox
John Fox

MWHC Holding, Inc.

By:	/s/ John Fox
Name: John Fox
Title: President

EXHIBIT INDEX

Exhibit No.	Description

1	Agreement of Joint Filing